March 1, 2018	Yana Dobkin Guss
T +1 617 951 7109
yana.guss@ropesgray.com

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Preliminary Proxy Statement on Schedule 14A (File No. 811-05133), filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2018
(the “Proxy Statement”), of Putnam High Income Securities Fund (the “Fund”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to me and Peter Fariel of Putnam Investments on behalf of the staff of the Commission (the “Commission Staff”) on Friday, February 23, 2018 regarding the Proxy Statement. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Funds’ response.

1. Comment: The Proxy Statement must be finalized with all brackets removed and all material information provided.

Response: The Fund has revised the Proxy Statement to provide all material information and to remove all brackets.

2. Comment: On page 3 of the Proxy Statement in the section “Who is eligible to vote?”, the Proxy Statement discloses that “Shareholders of the fund vote separately with respect to each proposal. No proposal is contingent on the outcome of any other proposal.” Please discuss supplementally why shareholders of the Fund are being asked to fix the number of Trustees and why Proposals 1a and 1b are not contingent upon one another.

Response: The Fund’s Amended and Restated Declaration of Trust (Article IV, Section 1) requires shareholders to fix the number of Trustees at each annual meeting. In 2011, the Commission Staff requested that another Putnam closed-end fund unbundle its proposal concerning fixing the number of Trustees and electing the fund’s nominees for Trustees. As a result, since 2011, the Fund has structured the election of Trustees in two proposals, 1a and 1b, consistent with the manner in which they are structured in the

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Proxy Statement. The Fund notes that, while the proposals are related, they are not contingent upon one another. At the Fund’s 2016 annual meeting, shareholders approved Proposal 1a to fix the number of Trustees at 12. Thus, even if Proposal 1a were not to receive a plurality vote and to therefore fail, the size of the Board would continue to be 12 until shareholders vote to fix the number of Trustees at a different number.

3. Comment: On page 21 of the Proxy Statement in the section “What is the voting requirement for electing Trustees?”, the Proxy Statement notes that “If a quorum is present at the annual meeting, the applicable number of nominees (see Proposal 1a) for election as Trustees who receive a plurality vote, meaning the greatest number of affirmative votes cast by shareholders, will be elected as Trustees.” Please consider clarifying that all Trustee nominees receiving a plurality vote, meaning the greatest number of affirmative votes cast by shareholders, will be elected as Trustees, even if they receive approval of less than a majority of the votes cast.

Response: The Proxy Statement, on pages 4 and 21, defines a plurality vote to be “the greatest number of affirmative votes cast by shareholders.” We respectfully believe that this disclosure is sufficiently clear as written.

4. Comment: The Commission Staff notes that Item 22(b)(1) of Schedule 14A requires the biographical information presented concerning Trustee nominees to be provided in a tabular format. Please consider revising the Trustee biographical information presented in the Proxy Statement.

Response: We have made the requested change and have presented the Trustee biographical information in a table.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Proxy Statement filing or with respect to this comment response letter may be directed to the undersigned. Thank you for your assistance.

Sincerely yours,

Yana Dobkin Guss

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cc:	Peter Fariel, Putnam Investment Management, LLC